BO JAMES HOWELL ● PARTNER

6224 Turpin Hills Drive ● Cincinnati, OH 45224 ● p: 509.279.8202

Practus, LLP ● Bo.Howell@Practus.com ● Practus.com

March 20, 2020

Ms. Deborah O’Neal Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:Comments on Preliminary Proxy Statement filed on behalf of F/m Investments Large Cap Focused Fund (the “Fund”), a series of M3Sixty Funds Trust (the “Trust”) (File Nos. 333-206491 and 811-23089)

Dear Ms. O’Neal Johnson:

This letter provides the Trust’s responses to the comments you provided on Tuesday, March 17, 2020, on the preliminary proxy statement filed on behalf of the Fund on Wednesday, March 4, 2020. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

General

1.Comment:   Please attach the proxy card to the definitive proxy statement for the staff’s review.

Response:    The Trust will submit the proxy card with the definitive proxy statement and not commence the solicitation until the staff has reviewed the proxy card.

2.Comment:   Please confirm that the new investment adviser will not seek to recover the cost of the solicitation under the New ELA.

Response:    The Trust confirms that the new investment adviser will pay for the solicitation and will not seek recoupment of the solicitation-related expenses under New ELA.

3. Comment:    Please confirm that the Trust included all information required under Section 22(c) of Schedule 14A in the proxy statement.

Response:    The Trust confirms that it included all information required under Section 22(c) of Schedule 14A in the proxy statement.

Question & Answer

4.Comment:   Please provide an estimate of the expected solicitation costs in the Question & Answer (“Q&A”) section.

Response:    The Trust has added the estimated costs to the Question & Answer section.

5.Comment:   Also in the Q&A section, briefly note the differences between the new and old investment advisory agreement.

Response:    The Trust has added a summary of the differences to these agreements.

Proxy Statement

6.Comment:   For Proposal 1, in the second bullet point under the subsection Comparison of the Advisory Agreements and New Advisory Agreements – Differences Between the Agreements, you note that the new investment advisory agreement (the “New Advisory Agreement”) does not include a “strategic development” clause. Please briefly summarize how the removal of this clause affects shareholder.

Response:    We have added a brief statement noting that the deletion of this clause does not impact the management of the Funds and, therefore, should have no impact on shareholders.

Please contact me at (509) 279-8202 if you have any questions or comments on the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo J. Howell
Partner
Practus LLP

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